Exhibit 99

April 21, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting of HDFC Bank Limited (“the Bank”) held on April 19, 2025

We enclose herewith the audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2025 (“Results”), along with segment reporting and the Audit Report of the Joint Statutory Auditors in this regard.

The Joint Statutory Auditors of the Bank, Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants have issued the Audit Report on the Standalone and Consolidated financial results for the year ended March 31, 2025 with unmodified opinion.

Please note that the Results were approved by the Board at 1.10 p.m. at its meeting held on April 19, 2025, and thereafter the Board meeting continued for consideration of other agenda items.

This is for your information and appropriate dissemination.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Encl.: a/a

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2025

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	77460.11	76006.88	71472.75	300517.04	258340.56
	a) Interest / discount on advances / bills	60415.79	59923.95	58144.98	238444.43	207220.01
	b) Income on investments	14427.17	13717.10	11597.75	53319.69	44364.28
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	601.12	757.56	459.64	2506.31	2040.47
	d) Others	2016.03	1608.27	1270.38	6246.61	4715.80
2	Other Income (Refer note 9 and 19)	12027.88	11453.56	18166.25	45632.28	49240.99
3	Total Income (1)+(2)	89487.99	87460.44	89639.00	346149.32	307581.55
4	Interest expended	45394.31	45353.63	42395.93	177846.95	149808.10
5	Operating expenses (i)+(ii)	17556.98	17106.41	17968.83	68174.89	63386.01
	i) Employees cost	6115.94	5950.41	6936.19	23900.53	22240.21
	ii) Other operating expenses	11441.04	11156.00	11032.64	44274.36	41145.80
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	62951.29	62460.04	60364.76	246021.84	213194.11
7	Operating Profit before provisions and contingencies (3)-(6)	26536.70	25000.40	29274.24	100127.48	94387.44
8	Provisions (other than tax) and Contingencies (Refer note 15 and 16)	3193.05	3153.85	13511.64	11649.42	23492.14
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	23343.65	21846.55	15762.60	88478.06	70895.30
11	Tax Expense (Refer note 20)	5727.51	5111.05	(749.25)	21130.70	10083.03
12	Net Profit from ordinary activities after tax (10)-(11)	17616.14	16735.50	16511.85	67347.36	60812.27
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period (12)-(13)	17616.14	16735.50	16511.85	67347.36	60812.27
15	Paid up equity share capital (Face Value of ₹ 1/- each)	765.22	764.83	759.69	765.22	759.69
16	Reserves excluding revaluation reserves				496854.21	436833.39
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.55%	19.97%	18.80%	19.55%	18.80%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.03	21.90	21.74	88.29	85.83
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.93	21.80	21.67	87.90	85.44
	(iv) NPA Ratios:
	(a) Gross NPAs	35222.64	36018.58	31173.32	35222.64	31173.32
	(b) Net NPAs	11320.43	11587.54	8091.74	11320.43	8091.74
	(c) % of Gross NPAs to Gross Advances	1.33%	1.42%	1.24%	1.33%	1.24%
	(d) % of Net NPAs to Net Advances	0.43%	0.46%	0.33%	0.43%	0.33%
	(v) Return on assets (average) - not annualized	0.48%	0.47%	0.49%	1.91%	1.98%
	(vi) Net worth	488899.89	468896.94	427634.18	488899.89	427634.18
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—
	(ix) Debt Equity Ratio	0.74	0.84	1.21	0.74	1.21
	(x) Total Debts to Total Assets	14.01%	15.17%	18.30%	14.01%	18.30%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	16910.36	15428.73	20553.30	62227.48	61653.66
b)	Retail Banking:	73391.30	71973.92	65065.26	283434.79	233637.87
	(i) Digital Banking*	2.40	2.29	1.05	8.59	3.37
	(ii) Non Digital Banking	73388.90	71971.63	65064.21	283426.20	233634.50
c)	Wholesale Banking	49637.35	47683.00	48745.92	191964.51	175520.23
d)	Other Banking Operations	9573.11	9165.17	8318.92	35449.05	30050.38
e)	Unallocated	—	—	—	—	—
	Total	149512.12	144250.82	142683.40	573075.83	500862.14
	Less: Inter Segment Revenue	60024.13	56790.38	53044.40	226926.51	193280.59

	Income from Operations	89487.99	87460.44	89639.00	346149.32	307581.55

2	Segment Results$
a)	Treasury	1230.69	924.51	9128.25	4605.36	14190.10
b)	Retail Banking:	8148.74	6423.20	426.37	27309.11	15659.91
	(i) Digital Banking*	0.02	(0.03)	(0.31)	0.04	(1.23)
	(ii) Non Digital Banking	8148.72	6423.23	426.68	27309.07	15661.14
c)	Wholesale Banking	10406.43	11497.04	3966.26	44543.96	32280.98
d)	Other Banking Operations	4143.85	3588.17	2825.78	14363.75	11104.00
e)	Unallocated	(586.06)	(586.37)	(584.06)	(2344.12)	(2339.69)

	Total Profit Before Tax	23343.65	21846.55	15762.60	88478.06	70895.30

3	Segment Assets
a)	Treasury	991874.12	939561.69	822926.80	991874.12	822926.80
b)	Retail Banking:	1533890.27	1504060.81	1395089.03	1533890.27	1395089.03
	(i) Digital Banking*	81.15	73.53	51.34	81.15	51.34
	(ii) Non Digital Banking	1533809.12	1503987.28	1395037.69	1533809.12	1395037.69
c)	Wholesale Banking	1247937.97	1179624.34	1274899.43	1247937.97	1274899.43
d)	Other Banking Operations	112358.81	108862.24	97097.23	112358.81	97097.23
e)	Unallocated	24137.77	26855.46	27610.57	24137.77	27610.57

	Total	3910198.94	3758964.54	3617623.06	3910198.94	3617623.06

4	Segment Liabilities$
a)	Treasury	83340.18	74522.11	94557.67	83340.18	94557.67
b)	Retail Banking:	2312515.85	2273941.41	2046673.65	2312515.85	2046673.65
	(i) Digital Banking*	86.16	78.32	56.18	86.16	56.18
	(ii) Non Digital Banking	2312429.69	2273863.09	2046617.47	2312429.69	2046617.47
c)	Wholesale Banking	956136.34	871158.16	973987.85	956136.34	973987.85
d)	Other Banking Operations	8513.18	8364.43	8212.98	8513.18	8212.98
e)	Unallocated	48268.77	47957.55	53945.11	48268.77	53945.11

	Total	3408774.32	3275943.66	3177377.26	3408774.32	3177377.26

5	Capital, Employees stock options outstanding and Reserves	501424.62	483020.88	440245.80	501424.62	440245.80

6	Total (4)+(5)	3910198.94	3758964.54	3617623.06	3910198.94	3617623.06

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.03.2025	As at 31.03.2024
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	765.22	759.69
Employees stock options outstanding	3805.19	2652.72
Reserves and surplus	496854.21	436833.39
Deposits	2714714.90	2379786.28
Borrowings	547930.90	662153.07
Other liabilities and provisions	146128.52	135437.91

Total	3910198.94	3617623.06

ASSETS
Cash and balances with Reserve Bank of India	144355.03	178683.22
Balances with banks and money at call and short notice	95215.65	40464.19
Investments	836359.68	702414.96
Advances	2619608.61	2484861.52
Fixed assets	13655.40	11398.97
Other assets	201004.57	199800.20

Total	3910198.94	3617623.06

2	Standalone Statement of Cashflows is given below:

	(₹ in crore)
	Year ended
	31.03.2025	31.03.2024
Particulars	Audited	Audited
Cash flows from operating activities:
Profit before income tax	88478.06	70895.30
Adjustments for:
Depreciation on fixed assets	3379.47	2810.10
(Profit) / loss on revaluation of investments	268.40	(943.49)
Amortisation of premium / (discount) on investments	(27.87)	844.95
Profit on sale of fixed assets	(22.65)	(73.82)
(Profit) / loss on sale of investment in subsidiary	8.00	(7341.42)
Provision / charge for non performing assets	12715.31	10774.82
Floating provisions	—	10900.00
Provision / (write-back) for standard assets and contingencies	(1065.87)	1817.33
Dividend from subsidiaries	(2187.01)	(1332.39)
Employee stock options / units expense	1890.70	1547.40

	103436.54	89898.78

Adjustments for:
Increase in investments	(130200.37)	(54833.62)
Increase in advances	(148903.38)	(289444.22)
Increase in deposits	334928.62	339132.41
Increase in other assets	(7342.45)	(29225.41)
Increase / (decrease) in other liabilities and provisions	10634.06	(669.23)

	162553.02	54858.71

Direct taxes paid (net of refunds)	(17375.71)	(19843.74)

Net cash flow from operating activities	145177.31	35014.97

Cash flows from investing activities:
Purchase of fixed assets	(3198.69)	(3834.89)
Proceeds from sale of fixed assets	90.45	96.00
Investment in subsidiaries	(1309.77)	—
Proceeds from sale of investment in subsidiary (net)	192.00	9500.67
Dividend from subsidiaries	2187.01	1332.39

Net cash flow (used in) / from investing activities	(2039.00)	7094.17

Cash flows from financing activities:
Proceeds from exercise of convertible equity warrants	—	3192.81
Proceeds from issue of share capital other than warrants	6346.50	5249.73
Decrease in other borrowings	(114429.18)	(22275.06)
Dividend paid during the year	(14826.19)	(8404.42)

Net cash flow used in financing activities	(122908.87)	(22236.94)

Effect of fluctuation in foreign currency translation reserve	193.83	101.26

Net increase in cash and cash equivalents	20423.27	19973.46

Cash and cash equivalents at the beginning of the year	219147.41	193765.08
Cash and cash equivalents acquired on amalgamation	—	5408.87
Cash and cash equivalents at the end of the year	239570.68	219147.41

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above standalone financial results have been approved by the Board of Directors at its meeting held on April 19, 2025. The financial results for the year ended March 31, 2025 have been subjected to an audit by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the year ended March 31, 2024 were audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank has classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. On transition to the framework on April 01, 2024, the Bank has recognised a net gain of ₹ 482.87 crore (net of tax of ₹ 127.00 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and year ended March 31, 2025 is not comparable with that of the previous period/s. Except for the foregoing, the Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2024. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 19, 2025, proposed a dividend of ₹ 22.00 per share (previous year: ₹ 19.50 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2025 and March 31, 2024.

8

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the year ended March 31, 2025 include the operations of eHDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with results for the year ended March 31, 2024.

9

During the quarter and year ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (“HDFC Credila”), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila ceased to be a subsidiary of the Bank with effect from March 19, 2024.

10

During the year ended March 31, 2025, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. Accordingly, the Bank has divested its entire stake in HEADS.

11

During the year ended March 31, 2025, the Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”), subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 94.55% as at March 31, 2025.

12

During the year ended March 31, 2025, the Bank has been allotted 44,20,059 equity shares of HDFC Ergo General Insurance Limited (“HDFC Ergo”), subscribed through a rights issue for a consideration of ₹ 289.07 crore. The Bank’s shareholding in HDFC Ergo stood at 50.33% as at March 31, 2025.

13

During the year ended March 31, 2025, the Bank has acquired 69,330 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 67.47 crore. The Bank’s shareholding in HCAL stood at 89.34% as at March 31, 2025.

14

During the quarter and year ended March 31, 2025, the Bank allotted 39,06,130 and 5,53,11,012 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

15

Pursuant to clarification received from the RBI regarding provisioning requirement towards Investments in Alternate Investment Funds (AIFs), the Bank has reassessed the provision thereon. Accordingly, during the quarter ended September 30, 2024, the Bank reversed provision of ₹ 679.52 crore in respect of the investments in AIFs and the provision held as at September 30, 2024 was ₹ 354.97 crore. As at March 31, 2025, provision held thereon is ₹ 288.25 crore.

16	During the quarter and year ended March 31, 2025, the Bank made a floating provision of Nil (previous year: ₹ 10,900.00 crore) in line with the Board approved policy.

17

Details of resolution plan implemented under the Resolution Framework for COVID-19 related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2025 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. September 30, 2024 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2025	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e March 31, 2025^
Personal Loans	3,522.67	116.51	28.00	519.93	2,886.23
Corporate persons	279.68	0.41	0.24	52.81	226.46
Of which, MSMEs	44.43	0.20	0.11	18.24	25.99
Others	331.64	6.50	1.71	82.16	242.98

Total	4,133.99	123.42	29.95	654.90	3,355.67

# Represents debt that slipped into NPA and was subsequently written off during the half-year ended March 31, 2025.

^ Excludes other facilities to the borrowers aggregating to ₹ 273.34 crore which have not been restructured.

18	Details of loans transferred / acquired during the quarter ended March 31, 2025 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	Details of non-performing assets (NPAs) transferred:

	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	103.00	—	—
Aggregate principal outstanding of loans transferred	280.18	—	—
Weighted average residual tenor of the loans transferred (in years)	0.07	—	—
Net book value of loans transferred (at the time of transfer)	0.13	—	—
Aggregate consideration	138.02	—	—
Additional consideration realised in respect of accounts transferred in earlier years	12.00	—	—

Above excludes sale of written-off accounts.

The Bank has reversed the excess provision of ₹ 137.89 crore to Profit and Loss account on sale of the aforesaid loans.

(ii)	Details of loans not in default transferred through assignment / participation are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	10,705.01
Weighted average residual maturity (in years)	9.15
Weighted average holding period (in years)	2.90
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of Security Receipts (SRs) outstanding as on March 31, 2025 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	127.60
RR1	India Ratings	100% - 150%	48.95
RR3	CRISIL	50% - 75%	20.56
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR3	India Ratings	50% - 75%	36.22
Unrated			730.40
^			118.66
		Total	1,083.39

^ Investment made in the SRs are guaranteed by Government of India. Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

(iv)	The Bank has not acquired any stressed loan and loan not in default.

19

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off. Other income for the quarter ended December 31, 2024 and year ended March 31, 2025, includes the reversal of service tax expense provision that is no longer required of ₹ 477.56 crore.

20

Provision for tax during the quarter and year ended March 31, 2024, is net of write back of provision no longer required of ₹ 3,817.39 crore and ₹ 6,325.04 crore respectively, pursuant to favourable orders received.

21

Pursuant to approvals by the Board of the directors of the Bank and its subsidiary company HDB Financial services Limited (“HDBFS”), HDBFS filed Draft Red Herring Prospectus dated October 30, 2024 with SEBI, BSE Limited and National Stock Exchange of India Limited, in connection with an Initial Public Offering (“IPO”) of equity shares of face value of ₹ 10/- each of HDBFS. The IPO is comprised of a fresh issuance of equity shares aggregating up to ₹ 2,500.00 crore and an offer for sale of equity shares aggregating up to ₹ 10,000.00 crore by the Bank and is subject to applicable law, market conditions, receipt of necessary approvals / regulatory clearances and other considerations.

22	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

23	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: April 19, 2025	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2025

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	86779.34	85040.17	79433.61	336367.43	283649.02
	a) Interest / discount on advances / bills	64006.90	63363.53	61102.68	251953.60	217979.34
	b) Income on investments	19733.02	18878.30	15982.73	73912.07	57524.80
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	761.74	925.26	824.57	3172.52	2634.63
	d) Others	2277.68	1873.08	1523.63	7329.24	5510.25
2	Other income (a)+(b)	33489.42	27153.77	44957.74	134548.50	124345.75
	a) Premium and other operating income from insurance business	25635.74	19238.57	22794.24	78589.17	57858.60
	b) Others (Refer note 8)	7853.68	7915.20	22163.50	55959.33	66487.15
3	Total income (1)+(2)	120268.76	112193.94	124391.35	470915.93	407994.77
4	Interest expended	46986.21	46914.28	43691.51	183894.20	154138.55
5	Operating expenses (i)+(ii)+(iii)	43903.80	37349.50	49127.91	176605.07	152269.34
	i) Employees cost	8809.68	8517.66	9422.59	34135.75	31023.00
	ii) Claims and benefits paid and other expenses pertaining to insurance business	22543.14	16745.01	27847.85	94437.39	78313.46
	iii) Other operating expenses	12550.98	12086.83	11857.47	48031.93	42932.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	90890.01	84263.78	92819.42	360499.27	306407.89
7	Operating profit before provisions and contingencies (3)-(6)	29378.75	27930.16	31571.93	110416.66	101586.88
8	Provisions (other than tax) and contingencies (Refer note 15)	3805.36	3957.29	13810.54	14174.61	25018.28
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	25573.39	23972.87	17761.39	96242.05	76568.60
11	Tax expense	6288.82	5632.76	(251.48)	22801.88	11122.10
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	19284.57	18340.11	18012.87	73440.17	65446.50
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	19284.57	18340.11	18012.87	73440.17	65446.50
15	Less: Minority interest	449.69	683.50	390.49	2647.92	1384.46
16	Net profit for the period (14)-(15)	18834.88	17656.61	17622.38	70792.25	64062.04
17	Paid up equity share capital (Face value of ₹ 1/- each)	765.22	764.83	759.69	765.22	759.69
18	Reserves excluding revaluation reserves				517218.98	452982.84
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	24.62	23.11	23.20	92.81	90.42
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	24.52	23.00	23.12	92.39	90.01

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	16910.36	15428.73	20553.30	62227.48	61653.66
b)	Retail Banking:	73391.30	71973.92	65065.26	283434.79	233637.87
	(i) Digital Banking*	2.40	2.29	1.05	8.59	3.37
	(ii) Non Digital Banking	73388.90	71971.63	65064.21	283426.20	233634.50
c)	Wholesale Banking	49637.35	47683.00	48745.92	191964.51	175520.23
d)	Other Banking Operations	9573.11	9165.17	8318.92	35449.05	30050.38
e)	Insurance Business**	26408.60	20149.44	31001.94	107630.27	86877.22
f)	Others^	4372.17	4584.06	3750.41	17136.34	13536.00
g)	Unallocated	—	—	—	—	—
	Total	180292.89	168984.32	177435.75	697842.44	601275.36
	Less: Inter Segment Revenue	60024.13	56790.38	53044.40	226926.51	193280.59

	Income from Operations	120268.76	112193.94	124391.35	470915.93	407994.77

2	Segment Results***
a)	Treasury	1230.69	924.51	9128.25	4605.36	14190.10
b)	Retail Banking:	8148.74	6423.20	426.37	27309.11	15659.91
	(i) Digital Banking*	0.02	(0.03)	(0.31)	0.04	(1.23)
	(ii) Non Digital Banking	8148.72	6423.23	426.68	27309.07	15661.14
c)	Wholesale Banking	10406.43	11497.04	3966.26	44543.96	32280.98
d)	Other Banking Operations	4143.85	3588.17	2825.78	14363.75	11104.00
e)	Insurance Business**	1871.17	1558.21	1320.19	5953.61	3321.30
f)	Others^	358.57	568.11	678.60	1810.38	2352.00
g)	Unallocated	(586.06)	(586.37)	(584.06)	(2344.12)	(2339.69)

	Total Profit Before Tax and Minority Interest	25573.39	23972.87	17761.39	96242.05	76568.60

3	Segment Assets
a)	Treasury	991874.12	939561.69	822926.80	991874.12	822926.80
b)	Retail Banking:	1533890.27	1504060.81	1395089.03	1533890.27	1395089.03
	(i) Digital Banking*	81.15	73.53	51.34	81.15	51.34
	(ii) Non Digital Banking	1533809.12	1503987.28	1395037.69	1533809.12	1395037.69
c)	Wholesale Banking	1247937.97	1179624.34	1274899.43	1247937.97	1274899.43
d)	Other Banking Operations	112358.81	108862.24	97097.23	112358.81	97097.23
e)	Insurance Business**	372256.74	362550.16	322984.00	372256.74	322984.00
f)	Others^	109961.74	106665.67	89587.20	109961.74	89587.20
g)	Unallocated	24137.77	26855.46	27610.57	24137.77	27610.57

	Total	4392417.42	4228180.37	4030194.26	4392417.42	4030194.26

4	Segment Liabilities***
a)	Treasury	83340.18	74522.11	94557.67	83340.18	94557.67
b)	Retail Banking:	2312515.85	2273941.41	2046673.65	2312515.85	2046673.65
	(i) Digital Banking*	86.16	78.32	56.18	86.16	56.18
	(ii) Non Digital Banking	2312429.69	2273863.09	2046617.47	2312429.69	2046617.47
c)	Wholesale Banking	956136.34	871158.16	973987.85	956136.34	973987.85
d)	Other Banking Operations	8513.18	8364.43	8212.98	8513.18	8212.98
e)	Insurance Business**	358568.57	348560.91	311998.00	358568.57	311998.00
f)	Others^	86926.10	85527.65	71040.35	86926.10	71040.35
g)	Unallocated	48268.77	47957.55	53945.11	48268.77	53945.11

	Total	3854268.99	3710032.22	3560415.61	3854268.99	3560415.61

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	538148.43	518148.15	469778.65	538148.43	469778.65

6	Total (4)+(5)	4392417.42	4228180.37	4030194.26	4392417.42	4030194.26

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

***Segment Results and Liabilities for the periods ended March 31, 2024 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.03.2025	As at 31.03.2024
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	765.22	759.69
Employees stock options outstanding	3805.19	2652.72
Reserves and surplus	517218.98	452982.84
Minority interest	16359.04	13383.40
Deposits	2710898.23	2376887.28
Borrowings	634605.57	730615.46
Other liabilities and provisions	188163.66	174832.07
Policyholders’ funds	320601.53	278080.80

Total	4392417.42	4030194.26

ASSETS
Cash and balances with Reserve Bank of India	144390.25	178718.67
Balances with banks and money at call and short notice	105557.65	50115.84
Investments	1186472.89	1005681.63
Advances	2724938.16	2571916.65
Fixed assets	15257.94	12603.76
Other assets	215800.53	211157.71

Total	4392417.42	4030194.26

2	Consolidated Statement of Cashflows is given below:

	(₹ in crore)
	Year ended	Year ended
	31.03.2025	31.03.2024
Particulars	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax and after minority interest	93594.13	75184.14
Adjustment for :
Depreciation on fixed assets	3805.23	3092.08
(Profit) / loss on revaluation of investments	3909.10	(6957.14)
Amortisation of premium on investments	87.07	966.09
Profit on sale of fixed assets	(22.03)	(75.36)
(Profit) / loss on sale of investment in subsidiary	8.00	(7341.42)
Provision / charge for non performing assets	15385.24	12540.05
Floating provisions	—	10900.00
Provision / (write-back) for standard assets and contingencies	(1210.63)	1578.23
Employee stock options / units expense	2086.05	1731.73

	117642.16	91618.40

Adjustments for :
Increase in investments	(180362.67)	(88411.63)
Increase in advances	(169918.22)	(312488.37)
Increase in deposits	334010.95	336964.81
Increase in other assets	(10829.67)	(27919.59)
Increase in other liabilities and provisions	13117.98	6420.40
Increase in policyholders’ funds	43289.99	35728.16

	146950.52	41912.18

Direct taxes paid (net of refunds)	(19708.68)	(22842.84)

Net cash flows from operating activities	127241.84	19069.34

Cash flows from investing activities:
Purchase of fixed assets	(4075.89)	(4286.72)
Proceeds from sale of fixed assets	100.72	99.82
Proceeds from sale of investment in subsidiary (net)	192.00	9500.67
Investment in subsidiaries	(67.47)	—

Net cash flow from / (used in) investing activities	(3850.64)	5313.77

Cash flows from financing activities:
Increase in minority interest	2382.88	1201.66
Proceeds from exercise of convertible equity warrants	—	3192.81
Proceeds from issue of share capital other than warrants	6346.50	5249.73
Proceeds from issue of Tier 1 and Tier 2 capital instruments	1182.00	2350.00
Redemption of Tier 1 and Tier 2 capital instruments	(500.00)	(230.00)
Decrease in other borrowings	(97062.73)	(7342.84)
Dividend paid during the year	(14826.19)	(8404.42)

Net cash flow used in financing activities	(102477.54)	(3983.06)

Effect of fluctuation in foreign currency translation reserve	199.73	104.94

Net increase in cash and cash equivalents	21113.39	20504.99

Cash and cash equivalents at the beginning of the year	228834.51	197147.81
Cash and cash equivalents acquired on amalgamation	—	11181.71
Cash and cash equivalents at the end of the year	249947.90	228834.51

Cash and cash equivalents includes cash and balances with the RBI and balances with banks and money at call & short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the “Group”) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on April 19, 2025. The financial results for the year ended March 31, 2025 have been subjected to an audit by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the year ended March 31, 2024 were audited by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

5

The RBI, vide its master direction dated September 12, 2023, issued revised norms for the classification, valuation and operation of investment portfolio of banks, which became applicable from April 01, 2024. While hitherto, the investment portfolio was classified under the held to maturity (HTM), available for sale (AFS) and held for trading (HFT) categories, the revised norms bring in a principle-based classification of investment portfolio and a symmetric treatment of fair value gains and losses. In accordance with the revised norms and the Bank’s board approved policy, the Bank classified its investment portfolio as on April 01, 2024 under the categories of held to maturity (HTM), available for sale (AFS), subsidiaries, associates and joint ventures and fair value through profit and loss (FVTPL) with held for trading (HFT) as a sub-category of FVTPL, and from that date, measures and values the investment portfolio under the revised framework. For the purpose of consolidation, all the subsidiaries of the Bank and EWT have followed the revised framework of the Bank except for HDFC Life insurance Company Limited (“HDFC Life”) and HDFC Ergo General Insurance Company Limited (“HDFC Ergo”), (the subsidiaries regulated by IRDAI), which continue to follow the IRDAI guidelines. On transition to the framework on April 01, 2024, the group recognised a net gain of ₹ 1,113.78 crore (net of tax of ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which has been credited to general reserve, in accordance with the said norms. The impact of the revised framework for the period subsequent to the transition is not ascertainable and as such the income / profit or loss from investments for the quarter and year ended March 31, 2025 is not comparable with that of the previous period/s. Except for the foregoing, the Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2024. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) erstwhile HDFC Investments Limited (“eHDFC Investments”) and erstwhile HDFC Holdings Limited (“eHDFC Holdings”), with and into erstwhile Housing Development Finance Corporation Limited (“eHDFC Limited”); and thereafter (ii) eHDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed form INC 28 with Registrar of Companies on July 01, 2023 and accordingly, the scheme became effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of eHDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. The results for the year ended March 31, 2025 include the operations of eHDFC Limited and its subsidiaries (which became subsidiaries of the Bank on amalgamation) effective from July 01, 2023 and hence are not comparable with results for the year ended March 31, 2024.

8

During the quarter and year ended March 31, 2024, in order to comply with the condition imposed by the RBI in relation to the Scheme, the Bank sold 14,01,72,180 equity shares of HDFC Credila Financial Services Ltd (“HDFC Credila”), for a consideration of ₹ 9,552.73 crore, resulting in gain of ₹ 7,341.42 crore (net of tax ₹ 5,526.26 crore). Consequent to the aforesaid sale, HDFC Credila ceased to be a subsidiary of the Bank with effect from March 19, 2024.

9

During the year ended March 31, 2025, the Board of Directors of the Bank approved the sale of 100.00% stake in HDFC Education and Development Services Private Ltd (“HEADS”), a subsidiary of eHDFC Limited that became a subsidiary of the Bank upon the Scheme becoming effective, for a consideration of ₹ 192.00 crore, in order to comply with the condition imposed by the RBI in relation to the Scheme. Accordingly, the Bank has divested its entire stake in HEADS.

10

During the year ended March 31, 2025, the Bank has been allotted 16,13,176 equity shares of HDFC Securities Limited (“HSL”), subscribed through a rights issue for a consideration of ₹ 953.23 crore. The Bank’s shareholding in HSL stood at 94.55% as at March 31, 2025.

11

During the year ended March 31, 2025, the Bank has been allotted 44,20,059 equity shares of HDFC Ergo General Insurance Limited (“HDFC Ergo”), subscribed through a rights issue for a consideration of ₹ 289.07 crore. The Bank’s shareholding in HDFC Ergo stood at 50.33% as at March 31, 2025.

12

During the year ended March 31, 2025, the Bank has acquired 69,330 equity shares in HDFC Capital Advisors Limited (“HCAL”) for consideration of ₹ 67.47 crore. The Bank’s shareholding in HCAL stood at 89.34% as at March 31, 2025.

13

Pursuant to approvals by the Boards of the directors of the Bank and its subsidiary company HDB Financial services Limited (“HDBFS”), HDBFS filed Draft Red Herring Prospectus dated October 30, 2024 with SEBI, BSE Limited and National Stock Exchange of India Limited, in connection with an Initial Public Offering (“IPO”) of equity shares of face value of ₹ 10/- each of HDBFS. The IPO is comprised of a fresh issuance of equity shares aggregating up to ₹ 2,500.00 crore and an offer for sale of equity shares aggregating up to ₹ 10,000.00 crore by the Bank and is subject to applicable law, market conditions, receipt of necessary approvals / regulatory clearances and other considerations.

14

During the quarter and year ended March 31, 2025, the Bank allotted 39,06,130 and 5,53,11,012 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

15	During the quarter and year ended March 31, 2025, the Bank made a floating provision of Nil (previous year: ₹ 10,900.00 crore) in line with the Board approved policy.

16

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

17

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

18	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

19	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: April 19, 2025	DIN-08614396

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2025

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and year ended March 31, 2025, at its meeting held in Mumbai on Saturday, April 19, 2025. The accounts have been subjected to an audit by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue was ₹ 732.8 billion for the quarter ended March 31, 2025. The consolidated profit after tax for the quarter ended March 31, 2025 was ₹ 188.3 billion. The consolidated PAT adjusted for trading and mark to market gains, prior year one-off provisions and prior year tax credits, grew by approximately 10%. The consolidated PAT for the year ended March 31, 2025 was ₹ 707.9 billion. Earnings per share for the quarter ended March 31, 2025 was ₹ 24.6 and ₹ 92.8 for the year ended March 31, 2025. Book value per share as of March 31, 2025 was ₹ 681.9.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2025

The Bank’s net revenue was ₹ 440.9 billion for the quarter ended March 31, 2025 as against ₹ 472.4 billion (which included transaction gains of ₹ 73.4 billion from stake sale in subsidiary HDFC Credila Financial Services Ltd) for the quarter ended March 31, 2024.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2025 grew by 10.3% to ₹ 320.7 billion from ₹ 290.8 billion for the quarter ended March 31, 2024. Net interest margin was at 3.54% on total assets, and 3.73% based on interest earning assets. Excluding ₹ 7 bn of interest on income tax refund, core net interest margin was at 3.46% on total assets, and 3.65% based on interest earning assets.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Other income (non-interest revenue) for the quarter ended March 31, 2025 was ₹ 120.3 billion. The four components of other income for the quarter ended March 31, 2025 were fees & commissions of ₹ 85.3 billion (₹ 79.9 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.4 billion (₹ 11.4 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 3.9 billion (gain of ₹ 75.9 billion including transaction gains of ₹ 73.4 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 16.7 billion (₹ 14.4 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended March 31, 2025 were ₹ 175.6 billion as against ₹ 179.7 billion (which included staff ex-gratia provision of ₹ 15.0 billion) during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.8%.

Provisions and contingencies for the quarter ended March 31, 2025 were ₹ 31.9 billion as against ₹ 135.1 billion (which included floating provisions of ₹ 109.0 billion) for the quarter ended March 31, 2024.

Profit before tax (PBT) for the quarter ended March 31, 2025 was at ₹ 233.4 billion. Profit after tax (PAT) for the quarter was at ₹ 176.2 billion. PAT, adjusted for trading and mark to market gains, prior year one-off provisions and prior year tax credits, grew by approximately 10% over the quarter ended March 31, 2024.

Balance Sheet: As of March 31, 2025

Total balance sheet size as of March 31, 2025 was ₹ 39,102 billion as against ₹ 36,176 billion as of March 31, 2024.

The Bank’s average deposits were ₹ 25,280 billion for the March 2025 quarter, a growth of 15.8% over ₹ 21,836 billion for the March 2024 quarter, and 3.1% over ₹ 24,528 billion for the December 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,289 billion for the March 2025 quarter, a growth of 5.7% over ₹ 7,844 billion for the March 2024 quarter, and 1.4% over ₹ 8,176 billion for the December 2024 quarter.

Total EOP Deposits were at ₹ 27,147 billion as of March 31, 2025, an increase of 14.1% over March 31, 2024. CASA deposits grew by 3.9% with savings account deposits at ₹ 6,305 billion and current account deposits at ₹ 3,141 billion. Time deposits were at ₹ 17,702 billion, an increase of 20.3% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 34.8% of total deposits as of March 31, 2025.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment, average advances under management were ₹ 26,955 billion for the March 2025 quarter, a growth of 7.3% over ₹ 25,125 billion for the March 2024 quarter, and a growth of 2.6% over ₹ 26,276 billion for the December 2024 quarter.

Gross advances were at ₹ 26,435 billion as of March 31, 2025, an increase of 5.4% over March 31, 2024. Advances under management grew by 7.7% over March 31, 2024. Retail loans grew by 9.0%, commercial and rural banking loans grew by 12.8% and corporate and other wholesale loans were lower by 3.6%. Overseas advances constituted 1.7% of total advances.

Year ended March 31, 2025

For the year ended March 31, 2025, the Bank earned a total income of ₹ 3,461.5 billion as against ₹ 3,075.8 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2025 were ₹ 1,683.0 billion, as against ₹ 1,577.7 billion for the year ended March 31, 2024. Profit after tax for the year ended March 31, 2025 was ₹ 673.5 billion, up by 10.7% over the corresponding year ended March 31, 2024.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.6% as on March 31, 2025 (18.8% as on March 31, 2024) as against a regulatory requirement of 11.7%. Tier 1 CAR was at 17.7% and Common Equity Tier 1 Capital ratio was at 17.2% as of March 31, 2025. Risk-weighted Assets were at ₹ 26,600 billion.

DIVIDEND

The Board of Directors recommended a dividend of ₹ 22.0 per equity share of ₹ 1 for the year ended March 31, 2025. This would be subject to approval by the shareholders at the next annual general meeting.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

NETWORK

As of March 31, 2025, the Bank’s distribution network was at 9,455 branches and 21,139 ATMs across 4,150 cities / towns as against 8,738 branches and 20,938 ATMs across 4,065 cities / towns as of March 31, 2024. 51% of our branches are in semi-urban and rural areas. In addition, we have 15,399 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,14,521 as of March 31, 2025 (as against 2,13,527 as of March 31, 2024).

ASSET QUALITY

Gross non-performing assets were at 1.33% of gross advances as on March 31, 2025 (1.13% excluding NPAs in the agricultural segment), as against 1.42% as on December 31, 2024 (1.19% excluding NPAs in the agricultural segment), and 1.24% as on March 31, 2024 (1.12% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.43% of net advances as on March 31, 2025.

SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 94.3% stake. For the quarter ended March 31, 2025, HDBFSL’s net revenue was at ₹ 26.2 billion. Profit after tax for the quarter ended March 31, 2025 was ₹ 5.3 billion compared to ₹ 6.6 billion for the quarter ended March 31, 2024. Profit after tax for the year ended March 31, 2025 was ₹ 21.8 billion. The total loan book was ₹ 1,069 billion as on March 31, 2025. Stage 3 loans were at 2.26% of gross loans. Total CAR was at 19.2% with Tier-I CAR at 14.7%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.3% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended March 31, 2025 was ₹ 4.8 billion compared to ₹ 4.1 billion for the quarter ended March 31, 2024, a growth of 15.8%. Profit after tax for the year ended March 31, 2025 was ₹ 18.0 billion.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.3% stake, offers a range of general insurance products. Profit after tax for the quarter ended March 31, 2025 was ₹ 0.7 billion, as against loss after tax of ₹ 1.3 billion for the quarter ended March 31, 2024. Profit after tax for the year ended March 31, 2025 was ₹ 5.0 billion.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.5% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended March 31, 2025, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 7,740 billion. Profit after tax for the quarter ended March 31, 2025 was ₹ 6.4 billion compared to ₹ 5.4 billion for the quarter ended March 31, 2024, a growth of 18.0%. Profit after tax for the year ended March 31, 2025 was ₹ 24.6 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.5% stake, is amongst the leading broking firms. For the quarter ended March 31, 2025, HSL’s total revenue was ₹ 7.4 billion. Profit after tax for the quarter ended March 31, 2025 was ₹ 2.5 billion, as against ₹ 3.2 billion for the quarter ended March 31, 2024. Profit after tax for the year ended March 31, 2025 was ₹ 11.3 billion.

Note:

The figures for the period ended March 31, 2025 include the operations of erstwhile HDFC Ltd. which amalgamated with and into HDFC Bank on July 01, 2023 and hence the comparisons with the previous periods have to be looked at in light of the same.

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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